DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) , Telefax (31) 45 5740680
m.com







Heerlen (NL), 27 January 2005

DSM to be full owner of Roche (Shanghai) Vitamins Limited in Shanghai, China

Today, Royal DSM N.V., headquartered in Heerlen, The Netherlands, announced that it has reached principal agreement with Shanghai Pharmaceutical Group (SPG) in Shanghai, Peoples Republic of China to acquire the equity interests of SPG in the joint venture between DSM and SPG, named Roche (Shanghai) Vitamins Limited (RSVL). After this acquisition of the 36% share participation of SPG, RSVL will be a wholly owned subsidiary of DSM (Nutritional Products) and in due course will be renamed DSM Vitamins (Shanghai) Ltd.

According to the agreement signed between DSM and SPG, DSM will acquire the equity interest held by SPG in Roche (Shanghai) Vitamins Limited for the sum of approximately EUR 10 million (USD 13,8 million).

With this step DSM further strengthens its position in the Chinese vitamin market.

The transaction is still subject to the appropriate regulatory approvals in China and closing is expected by the end of the first quarter, 2005.

Roche (Shanghai) Vitamins Limited
RSVL is engaged in the production of Vitamin A, Vitamin E, Vitamin B6 and vitamin blends for the animal and human nutrition markets. The company operates from two sites in Shanghai and sells products both in the domestic Chinese market and also exports certain products to other parts of the world. The company has annual sales of approximately USD 85 million and has more than 450 employees.

Shanghai Pharmaceutical Group
SPG is the largest pharmaceutical group in the Peoples Republic of China and is one of the 100 largest industrial enterprises in the country. Its principal activities are in the areas of antibiotics, prescription drugs, traditional Chinese Medicine & OTC, Active Pharmaceutical Ingredients and distribution and retail of its products which are sold throughout China and to more than 30 countries overseas. SPG had annual revenues in 2003 of approximately 20 billion RMB (appr. USD 2.4 billion).

DSM

DSM is active worldwide in life science and nutritional products, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are being applied in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E & E). The group has annual sales of approximately EUR 8 billion (USD 10 billion) and employs in the region of 25,000 people around the world. DSM ranks among the global leaders in many of its fields. DSM is headquartered in The Netherlands, with locations in Europe, Asia and the Americas.

For more information, contact:

DSM Corporate Communications
Nelleke Barning
tel. +31 (0) 45 5782421
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com